UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                       Shared Technologies Fairchild Inc.
                                (Name of Issuer)

                     Common Stock, par value $.004 per share
                         (Title of Class of Securities)

                                   818 905 101
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 19, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].





                                                      PAGE 1 of 10 PAGES

                                  SCHEDULE 13D


CUSIP NO.  818 905 101                                   PAGE  2  OF  10  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    994,100
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            994,100

       10             SHARED DISPOSITIVE POWER

                             -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             994,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.6%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

                                  SCHEDULE 13D


CUSIP NO.  818 905 101                                   PAGE  3   OF  10  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            994,100

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            994,100

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             994,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.6%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                  SCHEDULE 13D


CUSIP NO.   818 905 101                                  PAGE  4   OF  10  PAGES
         ---------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            994,100

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            994,100

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             994,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.6%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                  SCHEDULE 13D


CUSIP NO.    818 905 101                                 PAGE  5   OF  10  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    994,100
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            994,100

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             994,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.6%

14     TYPE OF REPORTING PERSON

             PN
------ --------------

                                  SCHEDULE 13D


CUSIP NO.    818 905 101                                 PAGE  6   OF  10  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Capital Corporation

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    994,100
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            994,100

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             994,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.6%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

CUSIP NO.  818 905 101



ITEM 1.     SECURITY AND ISSUER.

            The undersigned hereby amends the statement on Schedule 13 D, dated February 20, 1997, relating to the Common Stock, par value $.004 per share of Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 100 Great Meadow Road, Suite 104, Wethersfield, Connecticut, 06109. The Company's shares of Common Stock (the "Common Stock") are referred to herein as the "Shares." Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the statement


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the statement is hereby amended and restated to read in its entirety as follows:

            The Shares were purchased with the personal funds of the Partnership in the amount of $7,638,440.82.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a), 5(b) and 5(c) of the statement are hereby amended and restated to read in their entirety as follows:

(a) This statement on Schedule 13D relates to 994,100 Shares beneficially owned by the Reporting Persons, which constitute approximately 6.6% of the issued and outstanding Shares.



                                                      PAGE 7 of 10 PAGES

CUSIP NO.  818 905 101





(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 994,100 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 994,100 Shares.

(c) Since the last filing, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

            Item 6 of the statement is amended by deleting on the second line the number "775,100" and replacing it with the number "994,100".




                                                      PAGE 8 of 10 PAGES

CUSIP NO.  818 905 101





                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 1997


                                 J.J. CRAMER & CO.

                                 By:  /s/ James J. Cramer
                                      -------------------------------
                                      Name: James J. Cramer
                                      Title: President


                                  /s/ James J. Cramer
                                 ------------------------------------
                                 James J. Cramer


                                  /s/ Karen L. Cramer
                                 ------------------------------------
                                 Karen L. Cramer


                                 CRAMER PARTNERS, L.P.

                                 By:   CRAMER CAPITAL CORPORATION
                                  its general partner


                                 By:  /s/ James J. Cramer
                                      -------------------------------
                                      Name: James J. Cramer
                                      Title: President


                                 CRAMER CAPITAL CORPORATION

                                 By:  /s/ James J. Cramer
                                      -------------------------------
                                      Name: James J. Cramer
                                      Title: President




                                                      PAGE 9 of 10 PAGES

                                EXHIBIT B

                      Transactions in Common Stock
                  of The Company since the last filing



                    No. of Shares
Trade Dates        Purchased/Sold           Cost Per Share          Type
-----------        --------------           --------------          ----
3/5/97                 10,000                   7.3750                P
3/6/97                 15,000                   7.6250                P
3/12/97                10,000                   6.6250                P
3/13/97                15,000                   6.1670                P
3/13/97                10,000                   6.4906                P
3/17/97                10,000                   6.3750                P
3/18/97                45,000                   6.0630                P
3/19/97                40,000                   5.250                 P
3/20/97                44,000                   5.4301                P
3/20/97                20,000                   5.375                 P








                                                     PAGE 10 of 10 PAGES